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News Release	No. 08-168 December 9, 2008

DEFINITIVE AGREEMENTS FOR 74% DEAL EXECUTED

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (“Platinum Group” or the “Company”) (PTM-TSX; PLG-NYSE Alternext U.S. LLC) announces that the Company, Anglo Platinum Limited and Wesizwe Platinum Limited have executed definitive agreements to consolidate and rationalize the Western Bushveld Joint Venture (“WBJV”). Under the terms (See the Company’s September 2, 2008 announcement) Platinum Group will have the right to acquire effective ownership of 74% of WBJV Projects 1 and 3 and Wesizwe will acquire 100% of Project 2 and 26% of Projects 1 and 3. The transactions will become effective upon fulfillment of certain conditions precedent and regulatory approvals including the approval of the Department of Minerals and Energy, Republic of South Africa, for Section 11 transfer of mineral rights pursuant to the Mineral and Petroleum Resources Development Act.

Anglo Platinum will vend its 37% interest in the WBJV to Wesizwe for common shares representing a 26.5% interest in Wesizwe. Platinum Group will concurrently acquire a 37% interest in Projects 1 and 3 from Wesizwe in exchange for Platinum Group’s interest in Project 2 valued at R376.9 million (approx. CAD $46 million) and a cash payment of R408.6 million (approx. CAD $50 million). The R408.6 million cash payment to Wesizwe will be due 270 days after the effective date of the transactions and will then be held in escrow to be applied towards Wesizwe’s 26% share of funding for Projects 1 and 3. Should the Company not make all of the required cash payment, its interest in the projects would be reduced by up to approximately 19.2% proportionately to the unpaid balance versus R408.6 million, unless Wesizwe and the Company agree upon an alternative arrangement.

R. Michael Jones, President and CEO of Platinum Group, said “These agreements allow us to move forward immediately and consider our strategic alternatives. We now control a shallow, high grade platinum deposit at a time when margins are being squeezed and both capital and electricity are scarce. Compared to deeper deposits our projects are highly competitive.”

Platinum Group and Wesizwe will work together to maximize the value of their respective projects in the local communities and the two project teams are looking at engineering synergies for costs savings, power savings and reduced environmental impacts of the projects’ mine plans.

Platinum Group was advised for this transaction by RBC Capital Markets, Wesizwe was advised by Qinisele Resources and Anglo Platinum was advised by Rand Merchant Bank.

The settlement of the “equalization payments” currently due to Anglo Platinum under the terms of the WBJV shall be settled by Wesizwe in common shares and by Platinum Group in cash. At present, equalization payments due are approximately US$18 million payable by Wesizwe and US$20 million payable by the Company. If the Company does not pay Anglo Platinum upon the effective date of the agreements, Anglo Platinum can elect to provide up to a 6 month extension with interest or cede the amount due to Wesizwe in exchange for further common shares of Wesizwe and/or an assignment of debt due from Wesizwe to Anglo Platinum. The Company would then be liable to settle with Wesizwe for any unpaid balance due. A total make up of approximately US$2.0M is also payable by Platinum Group to Wesizwe for past exploration costs incurred on Project 2.

The parties have agreed to suspend the 90 day deadline for a Decision to Mine under the terms of the WBJV until the transaction is effective or a condition precedent is not able to be fulfilled. Upon the effective date of the transactions Anglo Platinum will hold a 60 day first right of refusal on the sale of ore or concentrate over the original WBJV mineral rights.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. It holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

Platinum Group is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director

For further information contact:
R. Michael Jones, President,
or Michael Pound, Investor Relations,
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

The Toronto Stock Exchange and the NYSE Alternext U.S. LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the completion of the proposed transaction, the timing of related events, and statements regarding planned or potential future activities of the Company and third parties. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the risk that conditions precedent for the proposed transaction will not be satisfied or that regulatory or other required approvals for the proposed transaction will not be obtained, the need for additional financing for the Company to be able to satisfy its cash obligations under the proposed transaction and to fulfill its other obligations and plans, metal price volatility, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies, and the other risk factors set forth in the Company’s most recent annual filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission, which are available at www.sedar.com and www.sec.gov.